FOR IMMEDIATE RELEASE



                     M & F WORLDWIDE CORP. ENTERS INTO
                            SETTLEMENT AGREEMENT


         New York, New York October 16, 2001 - M&F Worldwide Corp. (NYSE:
MFW) announced that the shareholder action brought by Jonathan P. Vannini challenging the acquisition by M&F Worldwide of an 83% interest in Panavision Inc. has been settled.

         The settlement agreement provides for Mr. Vannini's claims to be dismissed with prejudice and for his 1,000,000 shares of M&F Worldwide common stock to be acquired by M&F Worldwide. M&F Worldwide will transfer $10 million to Mr. Vannini and reimburse Mr. Vannini for his legal fees in an amount not to exceed $1 million.

         M&F Worldwide consists of two principal business units: Mafco Worldwide Corp., the world's largest producer of licorice extract; and Panavision the leading designer, manufacturer and supplier of high precision camera systems for the movie and television industries.


Contact: M&F Worldwide Corp.
         John Burke
         Robinson, Lerer & Montgomery
         (212) 484-7541